EXHIBIT 99.1

News Release dated November 27, 2013, Suncor Energy to webcast 2013 Investor Day

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to webcast 2013 Investor Day

Calgary, Alberta (Nov. 27, 2013) – Suncor Energy will hold its 2013 Investor Day on Wednesday, December 4, 2013 in Calgary. The presentation will begin at 9:00 a.m. MT (11:00 a.m. ET) and conclude at 12:00 p.m. MT (2:00 p.m. ET) immediately followed by a question and answer session. Members of Suncor’s executive team will provide an update on the company’s operations, performance and outlook to invited institutional investors and analysts.

To accommodate a broader audience, the presentation will be webcast.  To participate in the webcast, visit suncor.com/webcasts. An archive of the webcast will be available until December 11, 2013.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.E. Calgary Alberta T2P 3E3
suncor.com